

SECURITIE 07007714 SSION



SEC MAIL PROCESSING
RECEIVED
MAY 3 0 2007
WASH. D.C.
186
SECTION

AP 5/31

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OMB Number:	3235-0123
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ANNUAL AUDITIED REPORT
FORM X-17A-5
PARTIII

SEC FILE NUMBER
8-46109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/06 (MM/DD/YY) AND ENDING 3/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Centurion Institutional Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

365 South Rancho Santa Fe Road
(No. and Street)

San Marcos, California 92069
(City) (State) (Zip Code)

PROCESSED
JUN 0 1 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth W. Elsberry (760) 471-8536
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 6/31

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth W. Elsberry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centurion Institutional Services, Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Kenneth W Elsberry
Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

State of California
County of San Diego } ss.

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

On 29 May 2007 (Date), before me, J.C. Walker, Notary Public (Printed Name of Notary Public),

personally appeared Kenneth W Elsberry (Printed Name(s) of Signer(s)),

☐ personally known to me - or -
☒ proved to me on the basis of satisfactory evidence:
 ☒ form(s) of identification Calif D/L
 ☐ credible witness(es)

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.



J.C. WALKER
COMM. #1544192
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires January 14, 2009
BCA1
BCA1

(Seal)

Signature of Notary Public

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of Financial Report; containing 14 pages, and dated 29 May 2007.

The signer(s) capacity or authority is/are as:

☐ Individual(s)
☐ Attorney-in-Fact
☒ Corporate Officer(s) Chief Financial Officer (Title(s))
☐ Guardian/Conservator
☐ Partner - Limited/General
☐ Trustee(s)
☐ Other:

representing: ______ (Name(s) of Person(s) or Entity(ies) Signer is Representing)

Additional Information

☐ Additional Signer(s) ☐ Signer(s) Thumbprint(s)
☐ Other

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Financial Statements
and
Independent Auditor's Report

Years Ended March 31, 2007 and 2006

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Centurion Institutional Services, Inc.

We have audited the accompanying statements of financial condition of Centurion Institutional Services, Inc. (a wholly-owned subsidiary of CENTURION Counsel, Inc.) as of March 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centurion Institutional Services, Inc. at March 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

May 24, 2007
San Diego, California

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Statements of Financial Condition

March 31, 2007 and 2006

ASSETS

	2007	2006
Cash	$ 13,937	$ 27,617
Marketable securities	20,247	19,133
Non-marketable securities	-	12,012
Receivables	371	-
Due from affiliates	11,712	3,825
Prepaid expenses and other	3,283	4,178
	$ 49,550	$ 66,765

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Liabilities		
Accounts payable and accrued expenses	$ 18,365	$ 10,528
Securities sold but not yet purchased	-	12,012
Due to affiliates	1,076	4,762
	19,441	27,302
Stockholder's equity		
Preferred stock, no par value; 5,000 shares authorized; none issued and outstanding	-	-
Common stock, no par value; 45,000 shares authorized; 1,000 shares issued and outstanding	14,000	14,000
Additional paid-in capital	78,071	78,071
Accumulated deficit	(61,962)	(52,608)
Total stockholder's equity	30,109	39,463
	$ 49,550	$ 66,765

See notes to financial statements.

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Statements of Income

Years Ended March 31, 2007 and 2006

	2007	2006
Revenues		
Commissions	$12,067	$35,798
Interest and investment income	11,265	9,549
Other	1,097	7,570
Total revenues	24,429	52,917
Expenses		
Telephone and postage	15,264	15,178
Occupancy	9,487	4,254
Licenses and registrations	7,543	6,025
Professional and other services	2,534	5,349
Commissions and clearing	1,783	4,068
Compensation and employee benefits	1,457	6,166
Other expenses	1,951	1,457
Total expenses	40,019	42,497
Income (loss) before income taxes	(15,590)	10,420
Income tax benefit (expense)	6,236	(4,168)
Net income (loss)	$ (9,354)	$ 6,252

See notes to financial statements.

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Statements of Changes in Stockholder's Equity

Years Ended March 31, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balance, April 1, 2005	$14,000	$78,071	$(58,860)
Net income	-	-	6,252
Balance, March 31, 2006	14,000	78,071	(52,608)
Net loss	-	-	(9,354)
Balance, March 31, 2007	$14,000	$78,071	$(61,962)

See notes to financial statements.

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Statements of Cash Flows

Years Ended March 31, 2007 and 2006

	2007	*2006*
Cash flows from operating activities		
Net income (loss)	$ (9,354)	$ 6,252
Adjustments to reconcile net income (loss) to net cash from operating activities		
Changes in operating assets and liabilities		
Receivables	(371)	784
Due from affiliates	(11,573)	13,165
Prepaid expenses and other	895	(231)
Accounts payable and accrued expenses	7,837	(664)
Net cash from operating activities	(12,566)	19,306
Cash flows from investing activities		
Securities owned	(1,114)	2,975
Net increase (decrease) in cash	(13,680)	22,281
Cash, beginning of year	27,617	5,336
Cash, end of year	$ 13,937	$ 27,617

See notes to financial statements.

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Centurion Institutional Services, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

The Company is a wholly-owned subsidiary of CENTURION Counsel, Inc. ("CCI"). And by common ownership, the Company is also related to PIM Financial Services, Inc.; Bishop-Crown Investment Research, Inc.; and CHG Properties, Inc.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis.

Securities Owned. Securities owned are stated at market value, based on quoted market prices.

Income Taxes. The Company files consolidated federal and state income tax returns with CI Holding Group, Inc. and subsidiaries. The subsidiaries record their deferred and current taxes on a separate company basis. The agreement provides that the subsidiaries are given credit in the year incurred for any deductions, net operating losses, and credits that are subject to consolidated tax return rules and limitations.

The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The Company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

The Company's customers are a mutual fund and the clients of certain affiliates. If the financial condition and operations of these customers deteriorate substantially, the Company's operating results could be adversely affected. Management performs ongoing credit evaluations of its customers' financial condition. Provisions are established for estimated credit losses.

Financial Instruments. The carrying values reflected in the statements of financial condition at March 31, 2007 and 2006 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate.

2. PREFERRED STOCK

The Company is authorized to issue preferred stock which shall have no voting rights, but shall have a preference in dividends and liquidation. At March 31, 2007, no preferred stock has been issued.

3. RELATED PARTY TRANSACTIONS

Common expenses of the Company, its parent, and its affiliates, including compensation and benefits, rent, insurance, utilities, and office supplies were generally paid by certain affiliated companies and allocated among the group based on such factors as labor hours and square footage. The Company was allocated costs of $11,770 in fiscal 2007 and $13,508 in fiscal 2006.

4. INCOME TAXES

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

	2007	*2006*
"Expected" federal income tax benefit (expense)	$ 5,301	$(3,543)
State income tax benefit (expense), net	935	(625)
	$ 6,236	$(4,168)

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at March 31, 2007 and 2006.

6. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at March 31, 2007 was 2.18 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At March 31, 2007, the Company had net capital of $8,933 which was $3,933 in excess of the amount required by the SEC.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relies on Section K (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

*****

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Supplemental Schedule
Computation of Net Capital
Pursuant to Rule 15c3-1

March 31, 2007

Total stockholder's equity	$30,109
Less non-allowable assets	
Receivables	371
Due from affiliates	11,712
Prepaid expenses and other	3,283
Net capital before haircuts on security positions	14,743
Less haircuts on security positions	
Excess insurance deductible	5,000
Securities owned	810
Net capital	$ 8,933
Total aggregate indebtedness	$19,441
Ratio of aggregate indebtedness to net capital	2.18
Minimum net capital required	$5,000

Note: There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at March 31, 2007.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Centurion Institutional Services, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Centurion Institutional Services, Inc. ("the Company") for the year ended March 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Boros & Farrington APC

May 24, 2007
San Diego, California

END